SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 19, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR/PERSON DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

19 November 2014

Smith & Nephew plc (the "Company") announces it has received notification that the following person discharging managerial responsibilities ("PDMR"), exercised options yesterday, over Ordinary Shares of US$0.20 as follows:

Name of Director:	Helen Maye
Plan:	i. 2010 Approved Global Share Plan granted 07/09/2011 ii. 2010 Unapproved Global Share Plan granted 07/09/2011
Number of Ordinary Shares purchased:	i. 5,008 ii. 40,901
Option price per share:	i. 599p per share ii. 599p per share
No. of Ordinary Shares sold:	i. 2,809 ii. 31,435
Total shareholding following transaction:	70,087 Ordinary Shares of US$0.20 each

Notes:
a) The shares were sold at a price of 1071p per share.
b) The transaction took place in London, UK.
c) The total percentage holding following the notification is less than 0.01% of the Company's issued share capital.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 19, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary